Conflict Minerals Report for Calendar Year 2013
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

1.    Introduction

Hanesbrands Inc. (“HanesBrands,” “we,” “us,” “our” or the “Company”) is a socially responsible manufacturer and marketer of leading everyday basic apparel under some of the world’s strongest apparel brands. We manufacture and contract to manufacture certain products that may contain columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, such as tantalum, tin and tungsten (collectively, “conflict minerals”).  For example, tin or tin derivatives are found in zippers, hooks, fasteners, grommets, bra underwires and other metal components. We are committed to sourcing materials from companies that share our values regarding human rights, ethics and environmental responsibility, and we seek to avoid the use of conflict minerals which directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or adjoining countries.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) require public companies, including HanesBrands, to provide certain disclosures about conflict minerals that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the company. This Conflict Minerals Report describes the measures we have taken to exercise due diligence on the source and chain of custody of the conflict minerals contained in our products during the 2013 calendar year (the “Reporting Period”). Therefore, in connection with this Conflict Minerals Report, the term “Completed Products” refers to products that we manufactured or contracted to be manufactured during the Reporting Period.

2.    Reasonable Country of Origin Inquiry

Our conflict minerals due diligence process began with a reasonable country of origin inquiry (“RCOI”) for all conflict minerals known to be contained in our Completed Products (excepting conflict minerals that, prior to January 31, 2013, were located “outside of our supply chain” (as that term is defined in Rule 13p-1)). To implement the RCOI, the companies that provide relevant parts, materials and finished goods directly to HanesBrands (our “first tier suppliers”), as well as those of our licensees, were engaged to collect information regarding the presence and sourcing of conflict minerals used in those products. Information was collected, stored and evaluated largely using an online platform provided by a third party vendor, Source Intelligence.
Our supplier engagement included some or all of the following steps:

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An introductory email was sent to all of our first tier suppliers and those of our licensees (hereinafter, collectively referred to as “suppliers”) describing our Conflict Minerals Compliance Program and requesting information concerning the presence of conflict minerals in the supplier’s products.

•	Following the initial email, multiple reminder emails were sent to any non-responsive supplier from whom we requested survey completion.

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Suppliers who remained non-responsive to email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, providing further information about our Conflict Minerals Compliance Program, explaining why the information was being collected, explaining how the information would be used and clarifying how the needed information could be provided.

The RCOI utilized the EICC/GeSI Conflict Minerals Due Diligence Template (the “EICC/GeSI Template”) for data collection. Source Intelligence assisted in evaluating supplier responses for plausibility, consistency and gaps, both in terms of information on the products that were stated to contain or not contain necessary conflict minerals and information on the origin of those conflict minerals. Additional supplier contacts were conducted by Source Intelligence to address issues including implausible statements regarding the presence of conflict minerals, incomplete data on EICC/GeSI Templates, responses that did not identify smelters or refiners (“SORs”) and responses that indicated sourcing location without complete supporting information from the supply chain.

Based on the results of our RCOI, which indicated that one or more of our product components contained conflict minerals that may have originated in the DRC or an adjoining country, we exercised continued due diligence on the source and chain of custody of those conflict minerals as further described below.

3.     Conflict Minerals Due Diligence

Our conflict minerals due diligence process is based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2d ed.) (2013) (the “OECD Guidance”). It is important to note that the OECD Guidance was written for both “upstream” companies (those between the mine and the SORs) and “downstream” companies (those entities between the SORs and the retailer/consumer). Because HanesBrands is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

Our due diligence measures included the following:

Establishing Strong Company Management Systems

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We have adopted a Conflict Minerals Policy, which details the standards by which our supply chain due diligence will be conducted. Our Conflict Minerals Policy is publicly available at www.HanesforGood.com.

•	We have assembled an internal team in our Corporate Social Responsibility group to support the appropriate supply chain due diligence.

•	We are working to establish a system of controls and transparency over our mineral supply chain through our work with Source Intelligence.

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We are implementing internal measures to strengthen our engagement with suppliers on these issues, including incorporating our Conflict Minerals Policy into contracts and/or agreements with relevant suppliers.

Identifying and Assessing Risk in Our Supply Chain

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Through our work with Source Intelligence, we are engaging with the SORs to obtain mine of origin information and to assess whether those SORs have carried out reasonable due diligence regarding their use of minerals from conflict-affected and high-risk areas.

Designing and Implementing a Strategy to Respond to Supply Chain Risks

•	We regularly report risk management findings to senior management.

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With the help of Source Intelligence, we are in the process of devising and refining a more formal risk management plan to assist us in evaluating supplier relationships and avoiding the use of conflict minerals which directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

Carrying out Independent Third-Party Audits of Supply Chain Due Diligence

•	Companies at identified points in the supply chain will, as appropriate and required, have their due diligence practices audited by independent third parties.
Reporting on Supply Chain Due Diligence

•	We will report annually on our supply chain due diligence efforts, including posting our most recent Form SD and CMR at www.HanesforGood.com.

4.    Smelters or Refiners and Country of Origin of Conflict Minerals

We requested that our suppliers use the EICC/GeSI Template to identify the SORs used to produce any conflict minerals in their products and to identify the country of origin of the minerals. Eighteen suppliers indicated that certain components they produce contain one or more conflict minerals. Eleven of these suppliers indicated in their response that the information provided was at a company or divisional level, and they did not include a list of

SORs. Based on these responses, we were able to verify the following SORs that were used to produce conflict minerals in our suppliers’ products:

Gold
The Refinery of Shandong Gold Mining Co. Ltd.*
Shandong Zhaojin Gold & Silver Refinery Co. Ltd*
Tanaka Kikinzoku Kogyo K.K.*
Umicore Brasil Ltda*
Metalor USA Refining Corporation*

Tin
Yunnan Tin Company Group Limited*
Minsur S.A.*
Cookson*
Malaysia Smelting Corporation*
Melt Metais E Ligas
Mitsubishi Materials Corporation*

Tungsten
None

Tantalum
None

*Denotes SORs that have received a “conflict free” designation from an independent third party audit program as of May 30, 2014.

We believe the countries of origin for the conflict minerals produced by these SORs to include Australia, Bolivia, Brazil, Canada, Chile, China, the DRC¹, Indonesia, Japan, Malaysia, Papua New Guinea, Peru, Rwanda, South Africa, the United States of America and Uzbekistan.

5.    Continuing Efforts
We continue to evaluate our supplier relationships to ensure continued compliance with our Conflict Minerals Policy and mitigate the risk that the conflict minerals contained in our products benefit armed groups in the DRC or adjoining countries.  We are committed to continuously improving our supply chain due diligence efforts using the following measures:

•	Continuing to assess the presence of conflict minerals in our supply chain;

•	Clearly communicating expectations to our suppliers with regard to supplier performance, transparency and sourcing;

•	Increasing the response rate for our RCOI process;

•	Continuing to compare RCOI results to information collected through independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program; and

•
Contacting smelters identified as a result of the RCOI process and requesting their participation in obtaining a “conflict free” designation from an industry program such as the EICC/GeSI Conflict Free Smelter program.

¹Only one SOR (Malaysia Smelting Corporation) indicated that certain of its conflict minerals originated in the DRC. That SOR has received a “conflict free” designation from an independent third party audit program.